UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. _____)*
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Discovery Investments Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

25466E103
(CUSIP Number)

Paul Mann
5th Floor - 21 Water Street
Vancouver, British Columbia, Canada V6B 1A1
Tel: (604) 696-0633
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 25466E103
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Mann
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [ ] (B) [ X ]
3. SEC USE ONLY
4. SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable.
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6. CITIZENSHIP OR PLACE OF ORGANIZATION: British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	26,861,375
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	26,861,375
	10. SHARED DISPOSITIVE POWER	0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,861,375
12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 70%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

This statement relates to the common stock, $.001 par value ("Common Stock") of Discovery Investments Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 21 Water Street, 5th Floor, Vancouver, British Columbia, Canada V6B 1A1.

Item 2. Identity and Background

Paul Mann's principal occupation is the Chief Executive Officer of the Issuer. Mr. Mann is also an international business development and marketing specialist. Mr. Mann is also the sole officer and director of Cavio Corporation ("Cavio"), a private corporation organized under the laws of the State of Washington. Cavio is now a wholly-owned subsidiary of the Issuer. Mr. Mann's business address is 21 Water Street, 5th Floor, Vancouver, British Columbia, Canada V6B 1A1. On September 4, 2002, Mr. Mann was appointed director, President and CEO of the Issuer.

During the last five (5) years, Mr. Mann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, Mr. Mann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Paul Mann is a citizen of Great Britain.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person:

A.   Acquired 10,061,375 shares of Common Stock of the Issuer on September 4, 2002, when the Issuer closed the acquisition of 100% of the issued and outstanding shares of Cavio, pursuant to a Plan and Agreement of Reorganization dated June 7, 2002. Mr. Mann was the principal shareholder of Cavio. A total of 11,743,625 shares in Cavio were exchanged for a total of 14,000,000 shares of Common Stock of the Issuer. This consideration amount was arrived at through negotiation between the Issuer and Cavio.

B.   Acquired 16,800,000 shares of Common Stock of the Issuer on September 4, 2002 pursuant to a private purchase transaction from C. Philip Yeandle by way of gift. As this private transaction involves no cash, the source of funds is not applicable.

C.   Mr. Mann did not engage in the open market transactions in the Common Stock over the past 60 days.

Item 4. Purpose of Transaction

The purpose of the transaction was to grant control of the Issuer to Mr. Mann and to provide Mr. Mann with Common Stock of the Issuer as part of his investment portfolio.

The reporting person reserves the right to actively pursue various proposals which could relate to or would result in:

(a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)   Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)   As of September 19, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b)   The powers the reporting person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

(c)   All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits
Exhibit No.	Description of Exhibit
2	Plan and Agreement of Reorganization dated June 7, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2002

/s/  Paul Mann
Paul Mann